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                                                            EXHIBIT 99.B8-2
                                                            Fee Letter regarding
                                                            Custodian Services
                                                            Fees




                                                              June 17, 1994

THE HAVEN CAPITAL MANAGEMENT TRUST

    Re:  Custodian Services Fees

Dear Sir/Madam:

    This letter constitutes our agreement with respect to compensation to be paid to PNC Bank, National Association ("PNC Bank") under the terms of a Custodian Agreement dated June 17, 1994 between you (the "Fund") and PNC Bank. Pursuant to Paragraph 11 of that agreement, and in consideration of the services to be provided to you, you will pay PNC Bank the following:

   1. An annual custody fee of .0175% of the first $100 million of average gross assets; .015% of the next $400 million of average gross assets;
 .0125% of the next $500 million of average gross assets; and $.01% of the average gross assets in excess of $1 billion; exclusive of out-of-pocket expenses and transaction charges. Custody fees shall be calculated daily and payable monthly.

  2. The minimum monthly fee shall be $1,500 exclusive of transaction charges and out-of-pocket expenses.

  3. A transaction charge of $25.00 for each purchase or sale of a physical security or delivery of a physical security upon its maturity date or delivery of a physical security for reissuance; $10.00 for each purchase, sale or maturity of a federal book-entry security or DTC eligible security or other book-entry transaction; $15.00 for each purchase, sale or maturity or other book-entry transaction for a GNMA security; $30.00 for each purchase, sale, exercise or expiration of an option contract position (round trip); $50.00 for each sale, purchase, exercise or expiration of a futures contract position (round trip); $15.00 for each repurchase trade collateral tranche received from an institution other than PNC Bank (round trip).

   4. With respect to the per portfolio daily net overdrawn cash balances, a monthly charge shall be assessed based on the average federal funds rate for that month.

   5. PNC Bank's out-of-pocket expenses including, but not limited to, postage, telephone, telex, interest claim fees, federal express charges, global sub-custody fees, Federal Reserve wire fees, confirmation fees and pricing services.

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    If PNC Bank is removed from the custodian services agreement referenced above, the Fund shall pay any costs of time and material associated with deconversion.

    The fee for the period from the day of the year this Agreement is entered into until the end of that year shall be prorated according to the proportion which such period bears to the full annual period.

    If the foregoing accurately sets forth our agreement and you intend to be legally bound thereby, please execute a copy of this letter and return it to us.

                                                  Very truly yours,

                                                  PNC BANK, NATIONAL ASSOCIATION


                                                  By:
                                                     ---------------------------
                                                     Title:



Accepted:

THE HAVEN CAPITAL MANAGEMENT TRUST

By:
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   Title:



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